

November 16, 2011

Via E-mail
Fouad Kallamni
President and Director
Dam Holdings, Inc.
501 Madison Ave., Suite 501
New York, NY 10022

>   **Re: Dam Holdings, Inc.**
>   **Form 8-K**
>   **Filed October 24, 2011**
>   **File No. 000-50370**

Dear Mr. Kallamni:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

General

1.   Please revise to provide all of the information required by Item 2.01(f) of Form 8-K or tell us why such information should not be required.

Item 2.01 Completion of Acquisition or Disposition of Assets, page 2

2.   Please identify the individual or individuals who formerly held the membership interests in OSO USA LLC. See Item 2.01(c) of Form 8-K.

3.   Please provide a brief description of the business purpose of OSO Beverages Corp. or state that OSO Beverages Corp. was formed for the sole purpose of acquiring OSO USA LLC.

4.   Please disclose the principal terms of the acquisition, including the method for determining the consideration given. In this regard, please disclose the terms relating to the transfer of DAM's pre-merger operations and assets to its former control person. See Item 2.01(d) of Form 8-K.

5.   We note your disclosure that on October 19, 2011 you acquired OSO USA LLC by issuance of 50,000,000 shares resulting in a change of control. Revise to disclose (i) the percentage of DAM Holdings, Inc's shares held by former OSO USA LLC members after the merger and (ii) how you plan to account for this transaction (e.g., purchase business combination or recapitalization).

6.   Please note that in a transaction accounted for as a recapitalization, a change in accountants usually occurs unless the same accountant has audited the historical financial statements of both the registrant and the accounting acquirer. The accountant who will no longer be associated with the combined entity is considered to be the predecessor accountant. We note that two accountants are involved in this transaction: Gruber & Company LLC and Liebman Goldberg & Hymowitz, LLP.   If you believe the acquisition of OSO USA LLC would be accounted for as a recapitalization, a change in accountants has occurred. As such, please amend this Form 8-K to include Item 4.01 disclosures.

Description of the Company, page 2

7.   Please confirm that the industry reports or studies that you rely on were publicly available and not prepared for you and that you did not compensate the party that prepared these reports or studies.

8.   Please clarify your year of organization.

9.   We note your disclosure on page 5 that you source your beverage flavors, concentrates, juices, vitamins sweeteners, as well as other ingredients from a sole supplier. Please revise to identify the supplier. See Item 101(h)(4)(v) of Regulation S-K.

10.   Please describe the effect of any existing or probable governmental regulations on your business if material. See Item 101(h)(4)(ix) of Regulation S-K.

11.   Please revise to provide the estimated amount spent during the last two fiscal years on research and development, and if applicable, the extent to which the cost of such activities are borne directly by customers. See Item 101(h)(4)(x) of Regulation S-K.

Forward-Looking Statements, page 2

12.   We note your reference to the safe-harbor established in the Private Securities Litigation
        Reform Act of 1995. Given that your stock price appears to be below $5.00, it seems that
        your shares may meet the definition of penny stock as defined in Rule 3a-51 under the
        Securities Exchange Act of 1934. Therefore, it is unclear how you are eligible to claim
        the safe harbor. Please revise to remove your reference to the safe harbor or advise.

Executive Compensation, page 7

13.   Given your merger transaction, please revise to address whether the compensation for
        your named executive officer will change.

Management's Discussion and Analysis or Plan of Operations, page 7

14.   Please provide more details to highlight the events, trends, and uncertainties that
        management views as most critical to your financial position. In addition to or in lieu of
        a recitation of disclosure appearing in the financial statements, please revise to identify
        and discuss key performance indicators, including non-financial performance indicators,
        that management uses to manage the business and that would be material to investors.
        See the Commission Guidance Regarding Management's Discussion and Analysis of
        Financial Condition and Results of Operations, Release Nos. 33-8350 (December 19,
        2003) available at http://www.sec.gov/rules/interp/33-8350.htm.

Results of Operations, page 8

15.   In addition to quarterly disclosures, please revise to include discussion of your results of
        operations for the most recent interim period to date for which financial statements are
        provided. Refer to Item 303(b)(2) of Regulation S-K.

Three Month Period Ended June 30, 2011 Compared to the Three Month Period Ended June
30, 2010

16.   Expand to explain the reasons for a lack of inventory during the interim 2011 period.

Liquidity and Capital Resources, page 10

17.   Considering (i) your net loss from operations of $ 48,999 for the year ended December
        31, 2010 and $ 21,127 for the six months ended June 30, 2011 (ii) working capital
        deficiency of $ 126,713 at June 30, 2011 (iii) net cash used in operating activities of $
        27,944 at June 30, 2011, please tell us and revise to describe how you plan to fund your
        operations for the next 12 months. Your revised disclosure should clearly explain
        management's plans to ensure that you meet your liquidity needs and to improve your
        working capital position. Your revised analysis should also provide an explanation for the
        significant change in accounts receivable, inventory, accounts payable and accrued

> expenses and other factors that had a significant impact on your cash flow position. Refer to the guidance in Item 303(b) of Regulation S-K and SEC Release 33-8350.

18.   Provide a comparative discussion of cash flows for the most recent year-to-date period for which financial statements are presented.

19.   Please revise to include an updated discussion of your results of operations and liquidity for the nine months ended September 30, 2011 and 2010. Refer to Item 303(b) of Regulation S-K.

Security Ownership of Certain Beneficial Owners and Management, page 11

20.   We note footnote (2) on page 12 states that your table is based upon 61,111,939 shares of Common Stock issued and outstanding as of October 19, 2011. Given that your plan of merger was consummated on October 19, 2011, please clarify whether your footnote refers to pre-merger transaction shares outstanding or post-merger transaction shares outstanding.

Item 3.02 Unregistered Sales of Equity Securities, page 12

21.   We note by reference to your financial statements that your date of inception was April 28, 2009. We also note your disclosure within your table on page 11 that Mr. Kallamni owns 31,500,000 shares of common stock. Given that Item 701 of Regulation S-K requires disclosure as to all unregistered sales of securities in the previous three years, please revise this section to include disclosure regarding unregistered transactions since inception of OSO LLC.

22.   Where you claim an exemption from registration under Section 4(2) of the Securities Act, please revise your disclosure to address the financial sophistication of the securities purchasers.

Item 5.02 Departure of Directors or Principal Officers; Election of Directors; Appointment of Principal Officers, page 13

23.   For each employment listed, please disclose the beginning and end dates. For instance, it is unclear how long Mr. Kallamni was CEO and director of PriLabs, Inc.

24.   Please provide the disclosure required by Item 401(e) of Regulation S-K by clarifying the specific experience, qualifications, attributes or skills that led to the conclusion that your director should serve on the board in light of your business and structure.

Exhibit 99.1

Financial Statements

General

25.   Please amend your Form 8-K to include updated interim financial statements of OSO
        USA LLC for the nine months ended September 30, 2011 and 2010.

Independent Auditor's Report

26.   We note that the second paragraph of the audit report does not appear to meet the
        requirements of PCAOB Auditing Standard No. 1, since it refers to the auditing standards
        generally accepted in the United States of America. PCAOB Rule 3100, Compliance
        with Auditing and Related Professional Practice Standards, requires the auditor to comply
        with all applicable auditing and related professional practice standards of the PCAOB.
        Auditing Standard No. 1, *References in Auditors' Reports to the Standards of the Public
        Company Accounting Oversight Board* as approved by the Commission requires that an
        auditor's report issued in connection with any engagement performed in accordance with
        the auditing and related professional practice standards of the PCAOB to state that the
        engagement was performed in accordance with "the standards of the Public Company
        Accounting Oversight Board (United States)." Accordingly, please advise your auditor
        to revise its report, if true, to conform to Auditing Standards No. 1. Refer to Release No.
        34-49708.

27.   Please explain to us the intent of the final paragraph of the auditor's report because it
        does not appear to provide any basis for reliance. The interim financial statements are
        required by Rule 8-03 of Regulation S-X and are therefore part of the "basic consolidated
        financial statements."

Financial Statement Presentation

28.   We note your disclosure in the Overview section on page 3 that the OSO beverage has
        been sold in New York since 2006 yet OSO LLC's inception date is April 2009. Please
        explain to us and revise to describe why you have not presented financial statements for
        the full 2009 calendar year, i.e., beginning January 1, 2009.

Note 2- Summary of Significant Accounting Policies, page 5

29.   Please revise to describe your revenue-producing activities and the related revenue
        recognition policies followed.

30.   Please revise to include disclosures regarding the impact that recently-issued but not
        effective accounting standards will have on your financial position and results of
        operations. Refer to SAB Topic 11M. If all recently-issued but not effective accounting
        standards are not expected to have a material effect upon your financial statements, you

may make an aggregate assessment to that effect in a note instead of addressing each standard individually.

Note 3- Notes Payable

31.   Please revise to disclose the terms of your debt obligations (i.e., interest rate, maturity etc...). In addition, reconcile the debt- related transactions disclosed here to the cash flows from financing activities presented on page 4 and revise your disclosures as appropriate.

32.   We note the disclosure of amounts due to Fury Distribution, Inc.   Please tell us and disclose the relationship between OSO USA LLC and Fury Distribution, Inc. and provide related party disclosures if any, as required by ASC 850-10-50-1.

Interim Financial Statements for the Six Months Ended June 30, 2011 and 2010

General

33.   Please revise your interim financial statements to conform to any changes made in the annual financial statements as a result of our comments above.

Pro Forma Financial Information

34.   Please revise to include pro forma financial statements giving effect to the merger transaction as required by Rule 8-05 of Regulation S-X.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Raj Rajan at (202) 551-3388 or Tia Jenkins at (202) 551-3871 if you have questions regarding comments on the financial statements and related matters. Please contact Adam Turk at (202) 551-3657 or me at (202) 551-3795 with any other questions.

Sincerely,

/s/ John Reynolds

John Reynolds
Assistant Director

cc: Richard Fisher